

April 2, 2015

Lawrence Chenard
Chief Executive Officer
Ample-Tee, Inc.
112 North Curry Street
Carson City, Nevada 89703-4934

> **Re: Ample-Tee, Inc.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended August 31, 2014**
> **Filed March 24, 2015**
> **File No. 333-179079**

Dear Mr. Chenard:

We have reviewed your March 24, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2015 letter.

Item 15. Exhibits, page 22

1. Please refer to comment 2. You state in your response that the exhibits were filed. However, we are unable to locate the exhibits in the amended filing. Please file exhibits 23.1, 31.1, 31.2, 32.1 and 32.2. If exhibit 23.1 is not required, please remove the exhibit from Item 15.

Signatures, page 22

2. Please refer to comment 3. The revised signature page is still missing the second signature block required by Form 10-K. Please revise to include the second signature block, which should include the signature of your sole officer and director on behalf of the registrant and in his capacities of President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director. Please refer to the signature page of Form 10-K and instruction D(2) to Form 10-K.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 if you have questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief